
April 8, 2025

Will Reeves
Chief Executive Officer
Fold Holdings, Inc.
11201 North Tatum Blvd., Suite 300, Unit 42035
Phoenix, AZ 85028

> **Re: Fold Holdings, Inc.**
> **Registration Statement on Form S-1**
> **Filed April 1, 2025**
> **File No. 333-286294**

Dear Will Reeves:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact John Dana Brown at 202-551-3859 with any questions.

Sincerely,

Division of Corporation Finance
Office of Crypto Assets

cc: Ryan Maierson